Exhibit 23.3

Consent of Independent Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Earthstone Energy, Inc. of our report dated March 11, 2016, relating to the consolidated financial statements of Earthstone Energy, Inc. and subsidiaries (formerly Oak Valley Resources, LLC), which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, equity, and cash flow for each of the years in the two-year period ended December 31, 2015, included in the Annual Report on Form 10-K of Earthstone Energy, Inc. for the year ended December 31, 2016, and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas
October 11, 2017